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                                                                    EXHIBIT 10.7

                             PACIFIC SOFTWORKS INC.
                             703 Rancho Conejo Blvd
                             Newbury Park, CA 91320

January 27, 1999

Mr. Glenn Golenberg
Golenberg & Co.
11100 Santa Monica Boulevard
Suite 990
Los Angeles, Ca. 90025

Dear Glenn,

This letter is to document the terms of the services performed and to be performed on a nonexclusive basis by Golenberg & Co. for the benefit of Pacific Softworks. Pursuant to a letter between Pacific Softworks Inc., (the "Company") on the one hand, and Golenberg & Co. and Marc Guren (collectively
"Golenberg"), on the other hand dated June 18, 1998 (the "Letter"). Golenberg has previously provided certain services to Pacific Softworks. Pacific Softworks has paid Golenberg $30,000. These payments are hereby accepted by Golenberg as payment in full for the cash obligations due under the Letter. In addition, the Letter between the parties provides that Golenberg would receive options on 10% of Pacific Softworks' stock with a strike price based on a $4,000,000 Company value as of June 18, 1998.

This agreement is to clarify and supersede the prior Letter as provided herein as it relates to the options. If, at any time prior to June 18, 1999, Golenberg procures and presents to Pacific Softworks a purchaser or financing offer(s) for Pacific Softworks, subject to costs, terms, and conditions reasonable and customary in such a proposal, which offer is acceptable by Pacific Softworks, then Pacific Softworks will thereupon issue to Golenberg as compensation for such services a five year option to purchase shares of Company stock in Pacific Softworks that represents 10% of the outstanding shares of the Company as of June 18, 1998, with a strike price based on a total Company value of $4,000,000. Except for the $30,000 previously paid by Pacific Softworks to Golenberg, or as to out-of-pocket expenses incurred by Golenberg and approved by Pacific Softworks, each party will pay their own costs incurred in connection with any purchaser or financing transactions, and neither party shall be responsible for the other party's costs.

Except as otherwise mutually agreed upon in the future, if Golenberg does not produce a purchaser or financing offer as set forth above, then Golenberg shall be entitled to retain as sole compensation the $30,000 previously paid by Pacific Softworks to Golenberg and nothing more.

This agreement supersedes any and all previous understanding and/or agreements, whether written or verbal, and shall not be modified or changed except in writing executed by both parties. It shall bind, obligate and inure to the benefit of the legal successors, transferees, grantees and heirs of each party hereto. Except as set forth in this agreement, both parties agree to release the other from any obligation from previous transactions, understandings, or agreements (including but not


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Glenn Golenberg                                                           Page 2
January 27, 1999

limited to the Letter) and from any and all other claims or liabilities, whether known or unknown, against the other (including against Marc D. Guren).

The parties further agree that any disputes under or relating to this agreement, or performance or nonperformance hereunder, shall exclusively be subject to arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association, that the arbitrator shall grant to the prevailing party any and all attorneys' fees and costs and expenses, as well as interest, and that the award shall be enforceable in the courts.

Each party agrees that in any dispute regarding the interpretation or construction of this agreement, no presumption shall operate in favor of or against any party by virtue of its or his role in drafting or not drafting the terms and conditions set forth herein.

Sincerely,

/s/  GLENN RUSSELL             03/02/99
---------------------------------------
Glenn Russell

Accepted on 3-2-99 by:

/s/  GLENN GOLENBERG
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Golenberg & Co.


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                          [GOLENBERG & CO. LETTERHEAD]



VIA TELEFAX: (805) 484-3929


June 18, 1998


Mr. Glenn Russell
Pacific Softworks
703 Rancho Conejo Boulevard
Neubury Park, California 91320

Dear Glenn,

Just a note to thank you for the time you spent with Marc Guren and me last week. We enjoyed our visit very much, and believe that there are some distinct opportunities for Pacific Softworks. In that regard, we believe that the company must undertake a thorough examination of its current business, as well as strategic direction in the future. This will encompass creating a well thought out business plan and model. Once the model is complete, we will need to examine and evaluate the various options available to achieve these plans. This will include developing a comprehensive financing plan, or exit strategy, which is in the best interest of the current Pacific Softworks shareholders. On our visit, we spent a good amount of time describing to you the actual process, and assuring you that it will take considerable amounts of time and focus.

Because we wish to align ourselves with your interest, we have structured our fee arrangement consistent with creating value on your behalf. In that regard, we would require an option on 10 percent of the currently outstanding, fully diluted shares. This includes all options and warrants outstanding. This option would have an exercise price which would value the company at $4,000,000. For example, if the company had one million shares outstanding, and had a value of $4.00 per share, we would get options granted to us for 100,000 shares at $4.00 per share. This requires our assignment to create values far in excess of $4,000,000, to make our efforts at all worthwhile.

In addition, for our time spent, and to help defray our overhead costs, we would require a $10,000 per month retainer for a three-month period. Once the business plan and evaluation are complete, and we have agreed upon a financing plan, we would be involved as your Financial Advisor, in whatever capacity was deemed appropriate. This would largely depend on the nature of the transaction as to whether the company needed to raise money, or was looking to a joint venture partner. These activities might include additional fees, but would be agreed upon at the time such activities took place.


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It's important for you to understand that, at all times, you will be in control of the process. We will have input and suggestions, but are keenly aware that this is your company.

We look forward to a long and profitable relationship, and feel quite confident that, after we know all the facts, we can create significant value.

Very truly yours,

/s/ GLENN GOLENBERG
---------------------------
    Glenn Golenberg

GG:gc

cc: Marc Guren

Our assignment will include reimbursement of all out-of-packet expenses to be reasonably approved by you. We will begin the cash portion of our arrangement July 1, 1998 and the option portion will begin effective as the date of the signing.

/s/ GLENN RUSSELL  06-22-98
---------------------------
    Glenn Russell

Approved